FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                HEICO CORPORATION
             (Exact name of registrant as specified in its charter)

              Florida                                      65-0341002
(State of incorporation or organization)       (IRS Employer Identification No.)

                   3000 Taft Street, Hollywood, Florida 33021
               (Address of principal executive offices) (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None.

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X]

Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(g) of the Act:

        Rights to Purchase Series B Junior Participating Preferred Stock
                                 Title of Class

        Rights to Purchase Series C Junior Participating Preferred Stock
                                 Title of Class

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Effective as of November 2, 2003, the Board of Directors of HEICO Corporation (the "Company") declared: (i) a dividend of one preferred share purchase right (a "Common Stock Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares") outstanding on November 2, 2003 (the "Common Stock Record Date") and (ii) a dividend of one preferred share purchase right (a "Class A Common Stock Right") for each outstanding share of Class A common stock, par value $0.01 per share (the "Class A Common Shares") outstanding on November 2, 2003 (the "Record Date"). The description and terms of the Common Stock Rights and Class A Common Stock Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and SunTrust Bank, as Rights Agent (the "Rights Agent") and summarized below.

I.   SUMMARY OF COMMON STOCK RIGHTS TO PURCHASE SERIES B PREFERRED SHARES

Each Common Stock Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred Shares"), of the Company, at a price of $45.00 per one one-hundredth of a Preferred Share (the "Series B Purchase Price"), subject to adjustment.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Common Stock Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Common Stock Rights attached thereto.

The Rights Agreement provides that, until the Distribution Date, the Common Stock Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Common Stock Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Common Stock Rights), the surrender for transfer of any certificates for Common Shares, even without such notation or a copy of this Summary of Rights to Purchase Series B Preferred Stock being attached thereto, will also constitute the transfer of the Common Stock Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Common Stock Rights ("Series B Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Series B Right Certificates alone will evidence the Common Stock Rights.

The Common Stock Rights are not exercisable until the Distribution Date. The Common Stock Rights will expire on November 2, 2013 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Common Stock Rights are earlier redeemed by the Company, in each case, as described below.

The Series B Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Common Stock Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or

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purchase Preferred Shares at a price, or securities convertible into Preferred
Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Common Stock Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Common Stock Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Common Stock Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Common Stock Right should approximate the value of one Common Share.

From and after the occurrence of an event described in Section 11(a)(ii) of the Rights Agreement, if the Common Stock Rights evidenced by a Series B Right Certificate are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date (as such term is defined in the Rights Agreement) acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Common Stock Rights shall become void, and any holder of such Common Stock Rights shall thereafter have no right to exercise such Common Stock Rights.

In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Common Stock Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Common Stock Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Common Stock Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Common Stock Right, other than Common Stock Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Common Stock Right. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Common Stock Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Common Stock Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company's right to redeem the Common Stock Rights expires, the Company must deliver, upon exercise of a Common Stock Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Common Stock Right and the exercise price then in effect. The Board of

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Directors may extend the 30-day period described above for up to an additional
60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Common Stock Rights.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Common Stock Rights (other than Common Stock Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Common Stock Right (subject to adjustment).

With certain exceptions, no adjustment in the Series B Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Series B Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Common Stock Rights in whole, but not in part, at a price of $0.01 per Common Stock Right (the "Redemption Price"). The redemption of the Common Stock Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Common Stock Rights, the right to exercise the Common Stock Rights will terminate and the only right of the holders of Common Stock Rights will be to receive the Redemption Price.

The terms of the Common Stock Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Common Stock Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Common Stock Rights (other than the Acquiring Person and its Affiliates and Associates).

Until a Common Stock Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

II.  SUMMARY OF CLASS A COMMON STOCK RIGHTS TO PURCHASE SERIES C PREFERRED
     SHARES

Each Class A Common Stock Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share (the "Series C Preferred Shares"), of the Company, at a price of $39.00 per one one-hundredth of a Preferred Share (the "Series C Purchase Price"), subject to adjustment.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Class A Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Class A Common Shares (the earlier of such dates being called the "Distribution Date"), the Class A Common Stock Rights will be evidenced, with respect to any of the Class A Common Share certificates outstanding as of the Record Date, by such Class A Common Share certificate with a copy of a Summary of Rights to Purchase Series C Preferred Stock attached thereto.

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The Rights Agreement provides that, until the Distribution Date, the Class A
Common Stock Rights will be transferred with and only with the Class A Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Class A Common Stock Rights), new Class A Common Share certificates issued after the Record Date or upon transfer or new issuance of Class A Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Class A Common Stock Rights), the surrender for transfer of any certificates for Class A Common Shares, even without such notation or a copy of this Summary of Rights to Purchase Series C Preferred Stock being attached thereto, will also constitute the transfer of the Class A Common Stock Rights associated with the Class A Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Class A Common Stock Rights ("Series C Right Certificates") will be mailed to holders of record of the Class A Common Shares as of the Close of Business on the Distribution Date and such separate Series C Right Certificates alone will evidence the Class A Common Stock Rights.

The Class A Common Stock Rights are not exercisable until the Distribution Date. The Class A Common Stock Rights will expire on November 2, 2013 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Class A Common Stock Rights are earlier redeemed by the Company, in each case, as described below.

The Series C Purchase Price payable, and the number of Series C Preferred Shares or other securities or property issuable, upon exercise of the Class A Common Stock Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Shares, (ii) upon the grant to holders of the Series C Preferred Shares of certain rights or warrants to subscribe for or purchase Series C Preferred Shares at a price, or securities convertible into Series C Preferred Shares with a conversion price, less than the then current market price of the Series C Preferred Shares or (iii) upon the distribution to holders of the Series C Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series C Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Class A Common Stock Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Class A Common Shares or a stock dividend on the Class A Common Shares payable in Class A Common Shares or subdivisions, consolidations or combinations of the Class A Common Shares occurring, in any such case, prior to the Distribution Date.

Series C Preferred Shares purchasable upon exercise of the Class A Common Stock Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Class A Common Share. In the event of liquidation, the holders of the Series C Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per Class A Common Share. Each Preferred Share will have 10 votes, voting together with the Class A Common Shares. In the event of any merger, consolidation or other transaction in which Class A Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Class A Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Series C Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Class A Common Share.

From and after the occurrence of an event described in Section 11(a)(ii) of the Rights Agreement, if the Class A Common Stock Rights evidenced by this Series C Right Certificates are or were at any time on or after the

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earlier of (x) the date of such event and (y) the Distribution Date (as such term is defined in the Rights Agreement) acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Class A Common Stock Rights shall become void, and any holder of such Class A Common Stock Rights shall thereafter have no right to exercise such Class A Common Stock Rights.

In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Class A Common Stock Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Class A Common Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient Class A Common Shares to satisfy such obligation to issue Class A Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Class A Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Class A Common Shares and (y) the date on which the Company's right to redeem the Class A Common Stock Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Class A Common Shares (to the extent available) and cash equal in value to the difference between the value of the Class A Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Class A Common Shares to permit the issuance of Class A Common Shares upon the exercise in full of the Class A Common Stock Rights.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Class A Common Shares, the Board of Directors of the Company may exchange the Class A Common Stock Rights (other than Class A Common Stock Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Class A Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Series C Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Series C Purchase Price. No fractional Series C Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series C Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Class A Common Stock Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Class A Common Stock Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Class A Common Stock Rights, the right to exercise the Class A Common Stock Rights will terminate and the only right of the holders of Class A Common Stock Rights will be to receive the Redemption Price.

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The terms of the Class A Common Stock Rights may be amended by the Board of
Directors of the Company without the consent of the holders of the Class A Common Stock Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Class A Common Stock Rights (other than the Acquiring Person and its Affiliates and Associates).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

This summary description of the Common Stock Rights and Class A Common Stock Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS

Exhibit No.    Exhibit Title
-----------    -------------

   4.0 Rights Agreement dated as of November 2, 2003 between HEICO Corporation and SunTrust Bank, a Georgia banking corporation, as Rights Agent. The Rights Agreement includes, as Exhibit A, Articles of Amendment of HEICO Corporation, as Exhibit B, Form of Series B Preferred Stock Rights Certificate, as Exhibit C, Summary of Rights to Purchase Series B Preferred Stock, as Exhibit D, Form of Series C Preferred Stock Rights Certificate, as Exhibit E, Summary of Rights to Purchase Series C Preferred Stock.

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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

November 4, 2003

                                  HEICO CORPORATION
                                     Registrant

                                  By: /s/ Thomas S. Irwin
                                     ---------------------------------
                                          Thomas S. Irwin
                                          Executive Vice President and Chief
                                          Financial Officer

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